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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2011 (MM/DD/YY) AND ENDING 4/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Lutyens & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 29th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Christoffer Davidsson 212-223-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block and Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christoffer Davidsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Campbell Lutyens & Co. Inc., as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Campbell Lutyens & Co. Inc.
(S.E.C. I.D. No. 8-66720)

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2012
AND INDEPENDENT AUDITORS' REPORT

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document.

CAMPBELL LUTYENS & CO. INC.

REPORT INDEX

APRIL 30, 2012



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

TO CAMPBELL LUTYENS & CO. INC.:

We have audited the accompanying statement of financial condition of Campbell Lutyens & Co. Inc., (the "Company") as of April 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc. at April 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliated companies. Consequently, the accompanying statement of financial condition may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
July 25, 2012

CAMPBELL LUTYENS & CO. INC.

STATEMENT OF FINANCIAL CONDITION

AS OF APRIL 30, 2012

ASSETS	
Cash	$ 1,394,625
Restricted cash	218,868
Fees receivable - affiliate	1,679,732
Property and equipment, net	22,385
Other assets	43,366
Total Assets	$ 3,358,976
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Current income taxes payable	$ 77,319
Deferred income taxes payable	51,271
Accrued bonus payable	1,565,796
Accrued expenses	513,233
Total Liabilities	2,207,619
Stockholder's Equity	
Common stock, par value $.01 per share; 2,000,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	214,500
Retained earnings	916,857
Total Stockholder's Equity	1,151,357
Total Liabilities and Stockholder's Equity	$ 3,358,976

See Notes to Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Limited (the "Parent"). The Company assists the Parent in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company earns revenue through a revenue sharing arrangement with affiliated companies which charges a fee for raising capital for private equity firms and investment managers and provides related specialized financial services to third party clients. The revenue sharing arrangement with these entities provides for payment at a specified percentage of all costs incurred by the Company excluding income taxes for its assistance in providing the above mentioned services.

Property and Equipment - Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets.

Income Taxes - The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

2. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with an affiliate. For the year ended April 30, 2012, revenues with an affiliate were $4,422,380. The Company was owed $1,679,732 by an affiliate at April 30, 2012.

In connection with the cancellation of an option agreement for 50,000 shares (see Note 8), the president of the Company entered into a loan agreement with an affiliate for £11,500 for the sole purpose of acquiring 50,000 Ordinary Shares in Campbell Lutyens Holdings Limited. In April 2012, the president entered into another loan agreement with the same affiliate for £147,600 for the sole purpose of acquiring 60,000 Ordinary Shares in Campbell Lutyens Holdings Limited from a stockholder.

As of April 30, 2012 the aggregate loan amount owed by the president of the Company to the affiliate was £199,600 which was repaid in full in May 2012.

3. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Furniture	$	65,366
Computer equipment		10,403
		75,769
Less - accumulated depreciation		53,384
	$	22,385

4. COMMITMENTS AND CONTINGENCIES

Operating Lease - The Company rents its office space under a lease expiring on February 28, 2013. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses. The future minimum base payments under the noncancellable operating lease are $189,329.

Letter of Credit - In January 2008, the Company obtained a Letter of Credit from Wells Fargo Bank, N.A. in support of a deposit amounting to $218,868 for the Company's leased office space. The Letter of Credit can be drawn by the Lessor in the event that the Company defaults in making monthly rent payments. The Letter of Credit is secured by a Money Market Deposit Account held with Wells Fargo Bank, N.A., which is reflected as restricted cash on the Company's statement of financial condition.

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Cash Credit Risk Concentration - The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was approximately $92,852 at April 30, 2012.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2012, following an audit adjustment reflecting the clarification of the treatment of the add back for discretionary liabilities, net of tax benefit relating to bonus accruals, the Company had a net capital deficiency of $101,723, which was $165,480 below its required net capital of $ 63,757. The Company's ratio of aggregate indebtedness to net capital was a negative 9.40 to 1. The Company was back in compliance on June 30, 2012 after the Company's affiliate paid the Company $1,499,778 ($999,889 on 6/28/12 and $499,889 on 6/29/12) for fees receivable which is a non-allowable asset for net capital purposes. As of July 25, 2012, the Company is in compliance with the minimum net capital and ratio of aggregate indebtedness to net capital requirements.

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

7. INCOME TAXES

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The tax years that remain open subject to examination are 2009 through 2011.

The deferred income tax payable of $51,271 on the Statement of Financial Condition consists of a deferred tax liability of $755,879 and a deferred tax asset of $704,608.

Deferred income tax expense has been recognized relating to the timing of payment of certain discretionary liabilities and the related income recognized thereon.

8. STOCK OPTIONS

Employees of the company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the company's share on the date of grant. The options can be exercised immediately and are valid for a period of 5 or 10 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies.

8. STOCK OPTIONS (CONTINUED)

Details of the share options outstanding for employees of the Company are as follows:

	Number of share options	Weighted average exercise price $
Balance, beginning of year	114,272	2.97
Issued during the year ended April 30, 2012	50,000	3.86
Cancelled during the year ended April 30, 2012	(50,000)	(2.98)
Balance, end of year	114,272	3.38

The options outstanding at April 30, 2012 had a weighted average exercise price of $3.38, a range of option values of $1.97 to $4.00 and a weighted average remaining contractual life of approximately 6 years. 50,000 share options were granted on January 23, 2012.

The Parent used an earnings model to value the options. The Company and the Parent have determined that no compensation expense is required to be recorded in the accompanying financial statements.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 25, 2012, which is the date the financial statement was available to be issued.